FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents
Item

1.	Third Quarter Earnings Report published on Oct. 29, 2008 (nominal terms)

2.	Results for the Nine-Month Period ended Sept. 30, 2008 (Spanish version, real terms)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Gonzalo Romero A.
Name:	Gonzalo Romero A.
Title:	General Counsel
Date: Nov. 13, 2008

3

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19,	Website: www.santander.cl

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS AND STRATEGY

SOLID PROFITABILITY TRENDS

* Core revenues: Net interest income + fee income
** Net operating income: Core revenues + provision expense + operating expenses + market related income + other operating income, net

In 3Q08, net income attributable to shareholders totaled Ch$96,497 million (Ch$0.51 per share and US$0.96/ADR), increasing 23.0% QoQ and 13.3% YoY. As a consequence, ROAE in 3Q 2008 reached 28.6% compared to 23.2% in 2Q08 and 26.1% in 3Q07. We have the highest pre-tax return in the Chilean financial system.

Core revenues, that is, Net interest income plus fee income, increased 11.5% QoQ and 24.0% YoY. This strong operational results were partially offset by a larger loss from price level restatement and higher operating costs compared to 3Q07, which were negatively impacted by high inflation.

In our previous earnings report, we outlined our strategic objectives for the second half of 2008 and 2009. Results in 3Q 2008 were in line with these strategic objectives, which reflect our continued focus on expanding profitability through client-driven, plain vanilla banking activities, a conservative stance towards risk and high levels of efficiency. These 4 strategic objectives are also concurrent with today’s global financial crisis and its potential effects on the future growth rates of the Chilean economy.

1.	Proactive management of the balance sheet.

•	Selective loan growth with a focus on upper and middle income individuals and companies.

In 3Q08, total loans increased 4.3% QoQ and 18.4% YoY. Corporate lending increased 4.8% QoQ and 13.5% YoY and lending to the middle market increased 4.7% QoQ and 20.2% YoY. Lending to SMEs increased 4.5% QoQ and 20.1% YoY. The Bank’s solid liquidity position has helped to boost lending to corporations at attractive spreads. This is a trend we expect to continue through 2009.

Total loans to individuals increased 4.0% QoQ and 19.3% YoY. As mentioned in the previous quarter earnings report, loan growth to individuals has been centered in middle and upper income segments to improve the Bank’s loan book risk profile. Loans to upper income individuals increased 43.5% YoY and lending to lower income segments decreased 10.7% YoY in 3Q08.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

•	Focus on customer deposits, liquidity and maintaining strong capitalization ratios.

In 3Q08, inflation continued to exceed market expectations fuelling further rises in short-term interest rates. The Bank actively managed its funding base in the quarter in order to control funding costs. The Bank extended the maturity of its liabilities by issuing bonds in the market and avoided raising expensive short-term inflation indexed deposits. As of September 30, 2008, Santander Chile’s loan to deposit ratio reached 100.2% (excluding portion of mortgage loan funded through bonds and foreign trade loans funded through correspondent banks).

Capitalization ratios remained solid in 3Q08. During the quarter, the Bank issued, in the local market, US$117 million in subordinated bonds to further improve capitalization ratios. This bonds were priced at an attractive yield of 70bp over the 30 year Chilean Central Bank rate. As of September 30, 2008, the Bank’s BIS ratio reached a solid 13.1% with a core capital ratio of 9.7%.

•	Increasing spreads.

A key part of the Bank’s strategy since 2007 has been to focus on spreads in order to sustain profitability in a period of lower economic growth and to compensate for higher funding costs and provisioning levels. Loan spreads to companies have also been increasing as liquidity abroad has become scarcer and more expensive.

As a result of the Bank’s management of the asset and funding mix coupled with rising spreads and higher inflation, in 3Q08 net interest income was up 14.3% QoQ and 28.0% YoY. The Bank’s net interest margin reached a record level of 7.1% in 3Q08 compared to 6.2% in 2Q08 and 6.4% in 3Q07.

2.	Proactive management of risks to balance growth with an expected rise in risks.

As mentioned in previous earning reports, provisions continued to increase. Net provision expense increased 52.8% YoY in 3Q08. Including the sale of charged-off loans, which are recognized as a net gain from financial transactions, net provision expense increased 38.2% YoY in 3Q08. This rise was driven by the growth in retail banking activities, higher charge-offs in consumer loans due to the economic slowdown and high inflation levels seen in the last 12 months and an increase in risk in the middle-market segment following negligible levels in the past three years.

In 3Q08, the Bank continued to focus loan growth in lower risk segments in order to reduce the growth of provision expense. As a result, net provision expense on a sequential basis in 3Q08, grew 2.5% QoQ. Despite this rise in provision expense, in 3Q08 net interest income net of provision expenses increased 19.9% QoQ and 20.2% YoY, reflecting that the Bank’s higher spreads, higher inflation rates and the improved funding mix has more than offset the rise in risks.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

3.	Focus on increasing cross-selling and product usage to boost fees

Net fee income increased 0.3% QoQ and 8.8% YoY in 3Q08, in line with the expansion of cross-selling and product usage. Santander Chile has the largest client base (excluding the state owned bank) in Chile. The total number of clients increased 7.2% YoY to 3.0 million in 3Q08 and the amount of cross-sold clients increased 7.9% YoY in September 2008. In order to continue to expand our fee income base, the Bank is focusing on expanding cross-selling. Santander Chile has advanced IT systems that facilitates cross-selling and that provide commercial teams with easy to use tools for selling bank products.

4.	Tight control of costs. Focus on productivity gains and control of recurring costs. Maximize profitability of new branches.

In 3Q08, the efficiency ratio reached a solid 35.9% improving from 38.8% 2Q08 and 37.9% in 3Q07. Total operating expenses increased 4.1% QoQ and 16.9% YoY. Personnel expenses increased 4.0% QoQ and 18.0% YoY in 3Q08. The QoQ increase in personal expenses was mainly due to CPI adjustments to salaries as a result of the high inflation rates. The Bank’s average headcount increased 2.9% YoY and 0.9% QoQ.

The growth rate of administrative expenses was curbed in the quarter as the Bank has been limiting the opening of new branches in order to maximize the profitability of the existing network and to control costs. Administrative expenses increased 0.6% QoQ and 4.1% YoY in 3Q08. As of September 2008, the Bank’s distribution network totaled 472 offices, increasing 0.9% QoQ and 8.3% YoY. As of September 2008, the Bank had 1,987 ATMs, decreasing 1.4% QoQ and increasing 9.9% YoY. Since 1/3 of the Bank’s branches have been opened in the past three years, there is still room to sustain growth and improve efficiency by maximizing profitability of the newly opened offices. We have the highest level of efficiency among the larger banks in Chile and among the best in emerging markets.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Results

	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (Reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Net interest income	253,221	221,451	197,891	28.0%	14.3%
Fee income	56,139	55,946	51,538	8.9%	0.3%
Core revenues	309,360	277,397	249,429	24.0%	11.5%
Financial transactions, net	33,933	22,019	23,757	42.8%	54.1%
Other operating income	(1,094)	4,850	4,719	(123.2)%	(122.6)%
Total operating income	342,199	304,266	277,905	23.1%	12.5%
Operating expenses	(122,967)	(118,112)	(105,219)	16.9%	4.1%
Provision expense	(72,128)	(70,374)	(47,197)	52.8%	2.5%
Net operating income	147,104	115,780	125,489	17.2%	27.1%
Net income	96,457	79,573	86,085	12.0%	21.2%
Minority interest	(40)	1,133	889	(104.5)%	(103.5)%
Net income attributable to shareholders	96,497	78,440	85,196	13.3%	23.0%
Net income/share (Ch$)	0.51	0.42	0.45	13.3%	23.0%
Net income/ADR (US$)[1]	0.96	0.83	0.92	4.9%	15.8%
Total loans	13,791,128	13,216,808	11,645,812	18.4%	4.3%
Customer funds	14,074,217	14,619,427	12,738,673	10.5%	(3.7)%
Shareholders’ equity	1,500,504	1,373,196	1,367,475	9.7%	9.3%
Net interest margin	7.1%	6.2%	6.4%
Efficiency ratio	35.9%	38.8%	37.9%
Return on average equity[3]	28.6%	23.2%	26.1%
PDL / Total loans	1.1%	1.1%	1.0%
Coverage ratio of PDLs	181.0%	173.2%	197.2%
Expected loss[4]	2.0%	1.9%	1.9%
BIS ratio	13.1%	12.9%	12.5%
Branches[5]	472	468	436
ATMs	1,997	2,016	1,808
Employees	9,331	9,230	9,057
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Allowance for loan losses / Total loans.
4.	Includes SuperCaja and mini payment centers.

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 3Q07 and 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

9M08 Results Summary

In the nine-month period ended September 30, 2008 (9M08), net income attributable to shareholders increased 5.3% YoY and totaled Ch$250,580 million (Ch$1.33/share and US$2.50/ADR). Growth was led by a 25.4% increase in core revenues. Net interest income increased 29.1% and fee income 12.5% YoY. The net interest margin in 9M08 reached a record level of 6.2% compared to 5.7% in 9M07. The efficiency ratio reached 37.8% in 9M08 compared to 37.7% in 9M07. Net operating income increased 12.3%. These higher operating results were partially offset by a 50.4% rise in non-operating losses, net which were negatively affected by higher losses from price level restatement. ROAE reached 24.2% in 9M08.

SECTION 2: BALANCE SHEET

LOANS

Selective loan growth with a focus on companies and upper and middle income individuals

Loans	Quarter ended,			% Change
(Ch$ million)	Sep-08	Jun-08	Sep-07 (reclassified)	Sept. 08 / 07	Sept. 08 / Jun 08
Total loans to individuals[1]	6,654,210	6,397,456	5,576,602	19.3%	4.0%
Consumer loans	2,241,163	2,205,135	1,988,434	12.7%	1.6%
Residential mortgage loans	3,853,088	3,637,108	3,202,566	20.3%	5.9%
SMEs	2,418,645	2,314,975	2,013,521	20.1%	4.5%
Institutional lending	216,212	231,156	198,446	9.0%	(6.5)%
Middle-Market	2,831,381	2,703,058	2,355,899	20.2%	4.7%
Corporate	1,648,671	1,573,148	1,452,592	13.5%	4.8%
Total loans [2,3]	13,791,128	13,216,808	11,645,812	18.4%	4.3%
1	Includes consumer and mortgage lending and other loan products to individuals
2	Includes past due loans in each category.
3	Excludes allowance for loan losses and interbank loans

In 3Q08, total loans increased 4.3% QoQ and 18.4% YoY. Corporate lending increased 4.8% QoQ and 13.5% YoY and lending to the middle market increased 4.7% QoQ and 20.2% YoY. During the quarter, the Bank saw an increase in spreads (See Net interest income) in these segments as foreign sources of funding have become scarcer and more expensive. The Bank’s solid liquidity position has also help to boost lending to these low risk segments. Growth in corporate segments was also driven by the 6.2% depreciation of the peso against the US$ dollar in the quarter, which resulted in a translation gain in dollar denominated loans. This partially explains the 7.6% QoQ rise in foreign trade lending in the quarter.

Lending to SMEs increased 4.5% QoQ and 20.1% YoY. Commercial loans to this segment grew 4.9% QoQ and leasing 5.8% QoQ. Foreign trade loans rose 19.0% QoQ in this segment driven by translation gains.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Total Commercial lending	Ch$mn	% Change Sept / June 08
Commercial loans	4,982,394	3.9%
Foreign trade loans	1,105,549	7.6%
Lines of credit to companies	275,591	16.6%
Factoring	321,561	1.0%
Leasing	946,584	0.7%
Other commercial loans	65,199	13.6%
Total commercial lending	7,696,878	4.4%

As mentioned in the previous quarter earnings report, loan growth to individuals continued to be centered in middle and upper income segments. Total loans to individuals increased 4.0% QoQ and 19.3% YoY. Residential mortgage lending increased 5.9% QoQ and 20.3% YoY. Despite higher long-term rates, demand for residential mortgages remained healthy, especially among middle-upper income segments. The translation gain produced by the high inflation in the third quarter also boosted loan volumes in this product. Adjusted for inflation, residential mortgage lending increased 2.3% QoQ and 10.7% YoY. Consumer loans expanded 1.6% QoQ and 12.7% YoY. Loan growth was concentrated in middle to upper income segments. Lending to low income individuals decreased 10.3% YoY.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FUNDING

Lengthening the maturity of liabilities

Customer funds	Quarter			Change %
(Ch$ million)	Sep-08	Jun-08	Sep-07 (reclassified)	Sept. 08 / 07	Sept. 08 / Jun 08
Non-interest bearing deposits	3,132,432	3,195,906	2,598,156	20.6%	(2.0)%
Time deposits	8,408,557	8,390,418	7,273,079	15.6%	0.2%
Total customer deposits	11,540,989	11,586,324	9,871,235	16.9%	(0.4)%
Mutual funds	2,533,228	3,033,103	2,867,438	(11.7)%	(16.5)%
Total customer funds	14,074,217	14,619,427	12,738,673	10.5%	(3.7)%
Senior bonds	1,536,539	1,507,574	980,497	56.7%	1.9%
Subordinated bonds	592,718	573,426	440,598	34.5%	3.4%
Quarterly inflation rate	3.63%	2.17%	2.98%
Avg. overnight interbank rate (nominal)	7.58%	6.39%	5.45%
Avg. 10 year Central Bank yield real)	3.39%	3.06%	3.08%
Avg. 10 year Central Bank yield (nominal)	7.74%	6.98%	6.38%

In 3Q08, inflation continued to exceed market expectations fuelling further rises in short-term interest rates. In the quarter the Bank actively managed its funding base in order to control funding costs, especially considering the Bank’s strong structural liquidity position. The Bank extended the maturity of its liabilities by issuing bonds in the market and avoided raising expensive short-term inflation indexed deposits. As a result, time deposits increased 0.2% QoQ and 15.6% YoY while senior bonds issued have increased 56.7% YoY and subordinated bonds 34.5% YoY.

The average balance of non-interest bearing checking accounts increased 0.7% QoQ and 18.9% YoY and the balance of non-interest bearing demand deposits decreased 2.0% QoQ and increased 20.6% YoY. The higher inflation rates in the quarter resulted in lower growth of this non-interesting bearing deposit.

As of September 30, 2008, Santander Chile’s loan to deposit ratio reached 100.2% (excluding portion of mortgage loan funded through bonds and foreign trade loans funded through correspondent banks).

Total foreign sources of funding, as of September 30, 2008, totaled Ch$1,463,040 million (US$ 2.6 billion) or 7.5% of total funding. US$239mn of this total matures in the fourth quarter. The Bank also holds ample liquidity in foreign currencies with overnight deposits in US$ dollars.

Assets under management decreased 16.5% QoQ and 11.7% YoY due to unfavorable market conditions, especially in equity markets that affected valuations.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Solid capitalization ratios. ROAE reached 28.6% in the third quarter and 24.2% in 9M08

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Sep-08	Jun-08	Sep-07 (reclassified)	Sept. 08 / 07	Sept. 08 / Jun 08
Capital	818,535	818,535	761,853	7.4%	0.0%
Reserves	133,429	89,057	99,437	34.2%	49.8%
Unrealized gain (loss) Available-for-sale financial assets	(31,204)	(45,900)	(3,872)	705.9%	(32.0)%
Retained Earnings:
Retained earnings previous periods	381,030	381,030	252,873	50.7%	0.0%
Net income	250,580	154,083	237,872	5.3%	62.6%
Provision for mandatory dividend	(75,174)	(46,225)	0
Minority Interest	23,308	22,616	19,312	20.7%	3.1%
Total Equity	1,500,504	1,373,196	1,367,475	9.7%	9.3%
*	By law banks must pay at least 30% of earnings and the Bank must now provision for this minimum mandatory dividend.

Shareholders’ equity totaled Ch$1,500,504 million (US$2.56 billion) as of September 30, 2008. ROAE in 3Q08 reached 28.6% compared to 26.1% in 3Q07 and 23.2% in 2Q08.

The Bank’s BIS ratio as of September 30, 2008 reached 13.1% with a Tier I ratio of 9.7%. During the quarter, the Bank issued US$117 million in subordinated bonds in the local market in order to extend the maturity of its funding base and to improve capitalization ratios. These bonds were issued at an attractive yield of 70bp over the 30 year Chilean Central Bank rate. This is in line with our strategic objectives of focusing on liquidity, funding and capital.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Sep-08	Jun-08	Sep-07 (reclassified)	Sept. 08 / 07	Sept. 08 / Jun 08
Tier I	1,477,245	1,350,580	1,110,290	33.1%	9.4%
Tier II	514,005	461,436	440,432	16.7%	11.4%
Regulatory capital	1,991,250	1,812,016	1,550,722	28.4%	9.9%
Risk weighted assets	15,170,215	14,066,367	12,364,773	22.7%	7.8%
Tier I ratio	9.7%	9.6%	9.0%
BIS ratio	13.1%	12.9%	12.5%
*	Tier I includes year-to-date net income in 2008

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive evolution of NIM driven by improved asset/funding mix and higher inflation.

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Net interest income	253,221	221,451	197,891	28.0%	14.3%
Average interest-earning assets	14,365,245	14,252,583	12,343,716	16.4%	0.8%
Average loans	13,037,608	12,817,994	11,345,844	14.9%	1.7%
Net interest margin[1] (NIM)	7.1%	6.2%	6.4%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	29.6%	31.9%	32.0%
Quarterly inflation rate[2]	3.63%	2.17%	2.98%
Avg. overnight interbank rate (nominal)	7.58%	6.39%	5.45%
Avg. 10 year Central Bank yield (real)	3.39%	3.06%	3.08%
1.	Annualized.
2.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q08, net interest income was up 28.0% YoY. Average earning assets increased 16.4% in the same period while the net interest margin – NIM - increased 70 basis points in the same period. Among the reasons for this improved NIM, it is worth mentioning:

•
Focus on spreads. A key part of the Bank’s strategy since 2007 has been to focus strongly on spreads in order to sustain profitability in a period of lower economic growth and to compensate for higher funding costs and provisioning levels. Loan spreads to companies have been increasing as liquidity abroad has become scarcer and more expensive. Deposit spreads have also benefited from the Bank’s higher credit risk ratings.

•
Inflation. The rise in margins is also due to higher inflation rates in 3Q08. The Bank maintains long-term assets (mainly medium and long-term financial investments and mortgage loans) that are denominated in Unidades de Fomento (UFs), and inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. As the Bank maintains a positive gap between assets and liabilities indexed to inflation, a rise in inflation has a positive effect on net interest income and margins. This is partially offset by the loss from price level restatement and higher operating costs which are for the most part indexed to inflation.

Net interest income in 3Q08 increased 14.3% QoQ and the NIM increased 90bp. This QoQ rise in margins was mainly due to the higher quarterly inflation rates and a higher spread earned on deposits. This was partially offset by a lower loan spreads that was negatively affected by a shift in the loan mix to lower yielding loan products.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Going forward margins could begin to descend as inflation moderates, funding costs rises and the asset mix shifts towards lower yielding and less risky loans. As mentioned above, this is being confronted by increasing spreads and actively managing the asset and liability mix.

PROVISION FOR LOAN LOSSES

Net provision expense and asset quality stable on a QoQ basis

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Gross provisions	(13,055)	(12,824)	(10,055)	29.8%	1.8%
Charge-offs	(68,325)	(66,250)	(49,465)	38.1%	3.1%
Gross provisions and charge-offs	(81,380)	(79,074)	(59,520)	36.7%	2.9%
Loan loss recoveries	9,252	8,700	12,323	(24.9)%	6.3%
Net provisions for loan losses	(72,128)	(70,374)	(47,197)	52.8%	2.5%
Total loans	13,791,128	13,216,808	11,645,812	18.4%	4.3%
Total reserves (RLL)	(269,167)	(256,183)	(221,070)	21.8%	5.1%
Past due loans* (PDL)	148,709	147,874	112,130	32.6%	0.6%
Gross provision expense / Loans	2.36%	2.39%	2.04%
Cost of credit**	2.09%	2.13%	1.62%
PDL / Total loans	1.08%	1.12%	0.96%
Expected loss (RLL / Total loans)	1.95%	1.94%	1.90%
Coverage of past due loans***	181.0%	173.2%	197.2%
*	Past due loans: installments or credit lines more than 90 days overdue.
**	Net provision expense / loans annualized.
***	RLL / Past due loans.

In 3Q08, the Bank’s net provision expense increased 2.5% QoQ and 52.8% YoY. Including the sale of charged-off loans, which are recognized as a net gain from financial transactions, net provision expense increased 38.2% YoY in 3Q08. As mentioned in previous earning reports, this rise was driven by the growth in retail banking activities, higher charge-offs in consumer loans due to the economic slowdown and high inflation levels seen in the last 12 months and an increase in risk in the middle-market segment following negligible levels in the past three years.

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Retail banking*	67,089	64,068	48,211	39.2%	4.7%
Middle-market	4,799	6,308	265	1710.9%	(23.9)%
Corporate banking	65	123	(126)	—%	(47.2)%
Total net provisions for loan losses**	71,953	70,499	48,350	48.8%	2.1%
*	Includes individuals, institutional lending and SMEs.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The increase in net provision expense in 3Q08 was also due to the 24.9% YoY reduction in loan loss recoveries. The collection departments is now focused on increasing the rate of recoverability in the first six months of non-performance as efforts to collect after this period tend to be less cost efficient. After this period, the Bank tries to sell these charged-off loans and any gain will be recognized as a gain in financial transactions, net. In 3Q08, the Bank realized a gain of Ch$6,902 million from the sale of charged-off loans that is recognized in financial transactions, net.

In 3Q08, the Bank continued to focus loan growth in lower risk segments in order to reduce the growth of this expense. Spreads have also been increased to cover for this higher requirement. As a result of these measures, net interest income after net provision expense increased 20.2% YoY in 3Q08 and 26.9% year-to-date in September compared to the nine-month period ended September 30, 2007 reflecting that the Bank has up to now been able to offset the rise in risks.

The past due loan ratio (Past due installment >90 days / Total loans) as of September 2008 reached 1.08% compared to 1.12% in 2Q08 and 0.96% in 3Q07. Coverage of past due loans (Loan loss allowance / Past due loans) reached 181.0% as of September 2008 compared to 173.2% at June 2008 and 197.2% at September 2007.

The expected loan loss ratio (Loan loss allowances / Total loans), which is a ratio that measures how much of the Bank’s loan portfolio is at risk, remained steady QoQ and YoY at 1.95% due to the Bank’s conservative charge-off policies. The cost of credit (Net provision expense / Total loans, annualized) reached 2.09%, steady QoQ and up from 1.62% in 3Q07. Going forward, the expected loan loss ratio and the cost of credit should rise given the expected lower economic growth.

IFRS note: In 2009, and in line with IFRS standards being adopted by Chilean banks, non-performing loans will include the entire balance of loans, including the performing portions. As a result, the PDL ratio will be more in line with the expected loan loss levels.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Focus on cross-selling

Fee Income	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Checking accounts & lines of credit	15,865	15,468	17,037	(6.9)%	2.6%
Collection fees	10,915	10,265	8,259	32.2%	6.3%
Credit, debit & ATM card fees	10,326	10,524	9,024	14.4%	(1.9)%
Asset management	7,622	7,592	8,238	(7.5)%	0.4%
Guarantees, pledges and other contingent operations	4,237	3,960	3,599	17.7%	7.0%
Insurance brokerage	3,880	4,286	3,032	28.0%	(9.5)%
Fees from brokerage and custody of securities	1,953	2,115	1,662	17.5%	(7.7)%
Other Fees	1,343	1,736	688	95.3%	(22.6)%
Total fees	56,139	55,946	51,538	8.9%	0.3%

Net fee income increased 0.3% QoQ and 8.9% YoY in 3Q08 in line with the expansion of cross-selling and product usage. Santander Chile has the largest client base (excluding the state owned bank) in Chile. The total number of clients increased 7.2% YoY to 3.0 million in 3Q08 and the amount of cross-sold clients increased 7.9% YoY in September 2008. Despite this improvement, only 30% of our clients have 2 or more products, reflecting the high cross-selling potential of the Bank’s client base. Going forward the Bank is focusing on expanding cross-selling over increasing the total client base as a way to grow efficiently and in order to keep risks under control.

Fees from checking accounts and lines of credit decreased 6.9% YoY. Going forward and, especially in 2009, fee income from lines of credit will be hampered by regulatory changes that will limit amounts charged for un-authorized overdrafts. The Bank has proactively closed some checking accounts due to credit risk reasons.

Fees from credit, debit and ATM cards increased 14.4% YoY. The usage of electronic means of payments continues to steadily grow in Chile as bank penetration and cross-selling ratios improve. Fees from credit, debit and ATM cards decreased 1.9% QoQ. The Bank has proactively eliminated some credit card amounts due to credit risk reasons.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Collection fees increased 6.3% QoQ and 32.2% YoY. The main driver of fee growth in this line item is the collection of loan insurance policies on behalf of third parties which evolves with overall commercial activity.

Asset management fees were flat QoQ and decreased 7.5% YoY. Assets under management decreased 16.5% QoQ and 11.7% YoY due to unfavorable market conditions, especially in equity markets that affected valuations and asset management fees.

Fees from guarantees, pledges and other contingent operations increased 7.0% QoQ and 17.7% YoY, in line with higher commercial activity in corporate segments.

Insurance brokerage fees decreased 9.5% QoQ and increased 28.0% YoY in 3Q08. The Bank’s strength in cross-selling the client base by offering attractive insurance products through the Internet has been a key driver in this line item. The QoQ decline is mainly due to seasonal factors and a slowdown of business volumes in line with decelerating economic growth.

Fees securities brokerage and custody decreased 7.7% QoQ and increased 17.3% YoY. The YoY rise in securities brokerage was mainly due to an increase in cross-selling of brokerage services to retail clients, an increase in traded volumes with institutional investors and more foreign investment activity in our local stock brokerage. The QoQ decline was mainly due to the weak evolution of equity markets in the quarter.

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio improves to 35.9% in the quarter. The Bank continues to tighten cost control

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Personnel expenses	(53,889)	(51,800)	(45,686)	18.0%	4.0%
Administrative expenses	(42,238)	(41,969)	(40,566)	4.1%	0.6%
Depreciation and amortization	(14,038)	(13,078)	(11,000)	27.6%	7.3%
Other operating expenses	(12,802)	(11,265)	(7,967)	60.7%	13.6%
Operating expenses	(122,967)	(118,112)	(105,219)	16.9%	4.1%
Efficiency ratio*	35.9%	38.8%	37.9%
*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Market related income + Other operating income.

In 3Q08, the efficiency ratio reached 35.9%, improving from 38.8% 2Q08 and 37.9% in 3Q07. Total operating expenses increased 4.1% QoQ and 16.9% YoY. Personnel expenses increased 4.0% QoQ and 18.0% YoY in 3Q08. The QoQ increase in personnel expenses was mainly due to CPI adjustments to salaries as a result of the high inflation rates. The wage increase was approximately 4% in July following a 4% rise in April and a 4% rise in 3Q07. The Bank’s average headcount increased 2.9% YoY and 0.9% QoQ. Going forward and depending on the evolution of inflation, we expect a further moderation in the growth rate of headcount and personnel expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

The growth rate of administrative expenses was curbed in the quarter as the Bank has been limiting the opening of new branches in order to maximize the profitability of the existing network and to control costs. Administrative expenses in 3Q08 increased 0.6% QoQ and 4.1% YoY. As of September 2008, the Bank’s distribution network totaled 472 offices, increasing 0.9% QoQ and 8.3% YoY. As of September 2008, the Bank had 1,987 ATMs, decreasing 1.4% QoQ and increasing 9.9% YoY. Since 1/3 of the Bank’s branches have been opened in the past three years, there is still ample room to sustain growth and improve efficiency by maximizing profitability of the newly opened offices.

The 7.3% QoQ and 27.6% YoY increase in depreciation and amortization expenses is also directly related to the growth of the Bank’s distribution network.

Other operating expenses are mainly expense primarily relating to the Bank’s call center, credit card related expenses, expenses related to repossessed assets and provisions for non-credit contingencies. The increase in other operating expenses was mainly driven by higher provisions for non-credit contingencies in 3Q08 compared to 3Q07.

OTHER OPERATING INCOME AND GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Positive results from client related activities

Other Operating Income and Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Other operating income	(1,094)	4,850	6,083	—%	—%
Net gains from mark-to-market and trading	96,512	163,192	(4,342)	—%	(40.9)%
Exchange differences, net	(62,579)	(141,173)	28,099	—%	(55.7)%
Net result from financial transactions	33,933	22,019	23,757	42.8%	54.1%

Other operating income, which mainly includes the results from the sale and maintenance of repossessed assets and other results, totaled a loss of Ch$1,094 million in 3Q08. The quarterly QoQ and YoY decline was mainly due to higher non-credit provisions recognized in 3Q08 and reclassification of items between other operating income and operating expenses in the quarter.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

Net gains from financial transactions totaled a gain of Ch$33,933 million in 3Q08 and increased 54.1% QoQ and 42.8% YoY. The net gains from mark-to-market and trading mainly includes the mark-to-market of financial investments held for trading, the interest revenue generated by this portfolio, any gain or loss from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results that are recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards that are included in the net gains from mark-to-market and trading. In order to better understand this line item, we explain the net results from financial transactions by business area in the table below.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Client revenues*	30,649	26,687	25,253	21.4%	14.8%
ALCO, Proprietary trading & other results	3,285	(4,668)	(1,496)	—%	—%
Net Result from Financial Transactions	33,933	22,019	23,757	42.8%	54.1%
*	Santander Global Connect, market making & results from the sale of charged-off loans

The 14.8% QoQ and 21.4% YoY increase in client revenues in our Treasury was mainly due to a Ch$6,902 million gains from the sale of charged-off loans in the quarter. The net results from proprietary trading and ALCO totaled Ch$3,285 million in 3Q08 compared to a loss in 2Q08 and 3Q07. This was mainly due to higher gains from prop-trading partially offset by the hedging costs of the Bank’s structural liquidity position in US$. Our ALCO has followed a conservative policy regarding liquidity, since the onset of the sub-prime crisis in mid-2007, by increasing the Bank’s structural liquidity in pesos and US$. This liquidity position has become a competitive advantage for the Bank in a moment in which funding has become more expensive in local and international markets.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

NON-OPERATING ITEMS

Other Income and Expenses	Quarter			Change %
(Ch$ million)	3Q08	2Q08	3Q07 (reclassified)	3Q08 / 3Q07	3Q / 2Q 08
Income attributable to investments in other companies	139	1,180	(635)	—%	(88.2)%
Price level restatement	(31,157)	(22,546)	(23,902)	30.4%	38.2%
Income tax	(19,629)	(14,841)	(14,867)	32.0%	32.3%

Price level restatement in the quarter totaled a loss of Ch$31,157 million. The difference in inflation rates explains the variation in price level restatement. The Bank must adjust its capital and fixed assets for the variations in price levels. When inflation is positive, the Bank records a loss from price restatement, since the Bank's capital is larger than fixed assets. The inflation rate was 3.63% in 3Q08 compared to 2.17% in 2Q08 and 2.98% in 3Q07.

IFRS note: In 2009, price level restatement will no longer be recognized. Capital will no longer be restated to reflect changes in CPI and fixed and other non-financial assets will not be adjusted for variation of the UF. 2008 balances sheet and income statement will be restated to account for this effect.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings:

The Bank has credit ratings from three leading international agencies. We have the highest risk rating in Latin America.

Moody’s	Rating
Long-term bank deposits	A2
Senior bonds	Aa3
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of September 2008

Ownership Structure:

ADR Price Evolution
Santander ADR vs. Global 1200 Financial Index
(Base 100 = 12/31/2003)

ADR price (US$) 2008
Year-end 2007:	50.99
Maximum (2008):	54.60
Minimum (2008):	37.10
Close (09/30/08):	42.79

Market Capitalization: US$7,761 million

P/E 12 month trailing:	11.8
P/BV (24/10/08):	2.54
Dividend yield*:	4.5%

*	Based on closing price on record date of last dividend payment.

Daily traded volumes 3Q 2008

Local Share Price Evolution
Santander vs IPSA Index
(Base 100 = 12/31/2003)

Local share price (Ch$) 2008
Year-end 2007:	24.49
Maximum (2008):	24.86
Minimum (2008):	19.30
Close (09/30/08):	21.92

Dividends:
		% of previous year
Year paid	Ch$/share	earnings
2005:	1.05	100%
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for September 2008, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A2 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Banco Santander (SAN.MC, STD.N) is the largest bank in the euro zone and seventh in the world by market capitalization. Santander engages primarily in commercial banking with complementary activities in global wholesale banking, cards, asset management and insurance. Founded in 1857, Santander has as of June 2008, EUR 918,332 million in assets and EUR 1,050,928 million in managed funds, more than 65 million customers, 11,216 branches and a presence in some 40 countries. It is the largest financial group in Spain and Latin America. Through its Abbey subsidiary, Santander is the sixth largest bank in the United Kingdom, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading franchise in 20 countries, with its principal focus in Europe (Germany, Italy and Spain, among others) and the U.S. In the first half of 2008, Santander registered EUR 4,730 million in net attributable profit, an increase of 22% from the previous year, excluding capital gains. For more information, see www.santander.com.

In Latin America (excluding Banco Real), Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,528 branches. In the first half of 2008 (excluding Banco Real), Santander reported US$2,171 million in net attributable income in Latin America, up 20% from the same period of 2007.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-08	Sep-08	Jun-08	Sep-07	Sept. 2008 / 2007	Sept. / June 2008
	US$ths				% Chg.
				(Reclassified)
Assets
Cash and balances from Central Bank	1,545,961	854,097	1,280,337	717,875	19.0%	(33.3)%
Funds to be cleared	930,083	513,843	487,591	339,009	51.6%	5.4%
Financial assets held for trading	1,612,884	891,070	893,938	879,302	1.3%	(0.3)%
Investment collateral under agreements to repurchase	15,938	8,805	11,697	39,192	(77.5)%	(24.7)%
Derivatives	2,346,556	1,296,402	1,233,562	585,000	121.6%	5.1%
Interbank loans	137,591	76,015	150,406	182,051	(58.2)%	(49.5)%
Loans, net of reserves for loan losses	24,475,468	13,521,962	12,960,626	11,424,742	18.4%	4.3%
Available-for-sale financial assets	2,383,371	1,316,741	1,080,216	807,492	63.1%	21.9%
Held-to-maturity investments	-	-	-	-
Investments in other companies	13,007	7,186	6,865	5,847	22.9%	4.7%
Intangible assets	125,860	69,534	61,458	52,883	31.5%	13.1%
Fixed assets	459,605	253,918	248,906	237,602	6.9%	2.0%
Current tax assets	22,218	12,275	17,824	1,451	746.0%	(31.1)%
Deferred tax assets	184,401	101,876	62,721	59,325	71.7%	62.4%
Other assets	1,209,648	668,294	593,297	428,116	56.1%	12.6%
Total Assets	35,462,592	19,592,018	19,089,444	15,759,887	24.3%	2.6%

Liabilities and Equity
Total non-interest bearing deposits	5,669,868	3,132,432	3,195,906	2,598,156	20.6%	(2.0)%
Funds to be cleared	558,121	308,345	297,611	194,630	58.4%	3.6%
Investments sold under agreements to repurchase	1,341,327	741,043	295,494	392,388	88.9%	150.8%
Time deposits and savings accounts	15,219,934	8,408,557	8,390,418	7,273,079	15.6%	0.2%
Derivatives	2,031,928	1,122,579	1,081,784	568,580	97.4%	3.8%
Deposits from credit institutions	2,707,126	1,495,606	1,505,176	1,192,736	25.4%	(0.6)%
Marketable debt securities	4,294,150	2,372,389	2,405,006	1,891,697	25.4%	(1.4)%
Other obligations	184,622	101,998	138,185	118,870	(14.2)%	(26.2)%
Current tax liabilities	766	423	797	28,666	(98.5)%	(46.9)%
Deferred tax liability	102,978	56,892	23,549	4,271	1232.1%	141.6%
Provisions	239,318	132,216	88,971	41,278	220.3%	48.6%
Other liabilities	396,463	219,034	293,351	88,061	148.7%	(25.3)%
Total Liabilities	32,746,600	18,091,514	17,716,248	14,392,412	25.7%	2.1%

Equity
Capital	1,481,592	818,535	818,535	761,853	7.4%	0.0%
Reserves	241,514	133,429	89,057	99,437	34.2%	49.8%
Unrealized gain (loss) Available-for-sale financial assets	(56,481)	(31,204)	(45,900)	(3,872)	705.9%	(32.0)%
Retained Earnings:	0	0	0	-
Retained earnings previous periods	689,685	381,030	381,030	252,873	50.7%	0.0%
Net income	453,563	250,580	154,083	237,872	5.3%	62.6%
Provision for mandatory dividend	(136,069)	(75,174)	(46,225)	0		62.6%
Minority Interest	42,189	23,308	22,616	19,312	20.7%	3.1%
Total Equity	2,715,992	1,500,504	1,373,196	1,367,475	9.7%	9.3%
Total Liabilities and Equity	35,462,590	19,592,018	19,089,444	15,759,887	24.3%	2.6%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 3Q07 and 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 2 : YTD INCOME STATEMENT

YTD Income Statement Unaudited	Sep-08	Sep-08	Sep-07	Sept. 2008 / 2007
	US$ths.	Ch$ million nominal		% Chg.
			(reclassified)
Interest revenue	2,752,599	1,520,728	1,119,110	35.9%
Interest expense	(1,551,473)	(857,142)	(605,090)	41.7%
Net interest revenue	1,201,125	663,586	514,021	29.1%
Fee income	369,093	203,913	179,143	13.8%
Fee expense	(69,223)	(38,244)	(31,888)	19.9%
Net fee income	299,870	165,669	147,254	12.5%
Net gains from mark-to-market and trading	309,539	171,011	75,294	127.1%
Exchange differences, net	(184,211)	(101,771)	16,265	(725.7)%
Financial transactions, net	125,328	69,240	91,558	(24.4)%
Other operating income	23,898	13,203	10,730	23.0%
Total operating income	1,650,221	911,698	763,563	19.4%
Personnel expenses	(271,558)	(150,028)	(125,945)	19.1%
Administrative expenses	(222,464)	(122,905)	(112,762)	9.0%
Depreciation and amortization	(69,851)	(38,590)	(30,407)	26.9%
Other operating expenses	(59,661)	(32,961)	(19,016)	73.3%
Total operating expenses	(623,533)	(344,483)	(288,131)	19.6%
Provision expense	(368,220)	(203,431)	(151,537)	34.2%
Net operating income	658,468	363,784	323,896	12.3%
Income attributable to investments in other companies	1,913	1,057	(1,229)	(186.0)%
Price level restatement	(113,266)	(62,576)	(39,684)	57.7%
Net income before taxes	547,115	302,265	282,983	6.8%
Income tax	(89,981)	(49,712)	(43,400)	14.5%
Net income from ordinary activities	457,134	252,553	239,583	5.4%
Net income discontinued operations	0	0	0
Net income attributable to:
Minority interest	3,570	1,972	1,711	15.3%
Net income attributable to shareholders	453,564	250,580	237,872	5.3%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 3Q07 and 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 3 : QUARTERLY INCOME STATEMENT

Unaudited Quarterly Income Statement	3Q08	3Q08	2Q08	3Q07	3Q08 / 3Q07	3Q / 2Q 08
	US$ths.			(Reclassified)	% Chg.
Interest revenue	1,129,873	624,221	498,564	477,765	30.7%	25.2%
Interest expense	(671,530)	(371,000)	(277,113)	(279,874)	32.6%	33.9%
Net interest revenue	458,343	253,221	221,451	197,891	28.0%	14.3%
Fee income	125,851	69,529	68,727	62,606	11.1%	1.2%
Fee expense	(24,237)	(13,390)	(12,781)	(11,068)	21.0%	4.8%
Net fee income	101,615	56,139	55,946	51,538	8.9%	0.3%
Net gains from mark-to-market and trading	174,692	96,512	163,192	(4,342)	—%	(40.9)%
Exchange differences, net	(113,271)	(62,579)	(141,173)	28,099	—%	(55.7)%
Total market related income	61,421	33,933	22,019	23,757	42.8%	54.1%
Other operating income	(1,980)	(1,094)	4,850	4,719	—%	-%
Total operating income	619,398	342,199	304,266	277,905	23.1%	12.5%
Personnel expenses	(97,542)	(53,889)	(51,800)	(45,686)	18.0%	4.0%
Administrative expenses	(76,453)	(42,238)	(41,969)	(40,566)	4.1%	0.6%
Depreciation and amortization	(25,410)	(14,038)	(13,078)	(11,000)	27.6%	7.3%
Other operating expenses	(23,172)	(12,802)	(11,265)	(7,967)	60.7%	13.6%
Total operating expenses	(222,577)	(122,967)	(118,112)	(105,219)	16.9%	4.1%
Provision expense	(130,556)	(72,128)	(70,374)	(47,197)	52.8%	2.5%
Net operating income	266,266	147,104	115,780	125,489	17.2%	27.1%
Income attributable to investments in other companies	252	139	1,180	(635)	(121.9)%	(88.2)%
Price level restatement	(56,396)	(31,157)	(22,546)	(23,902)	30.4%	38.2%
Net income before taxes	210,122	116,086	94,414	100,952	15.0%	23.0%
Income tax	(35,530)	(19,629)	(14,841)	(14,867)	32.0%	32.3%
Net income from ordinary activities	174,592	96,457	79,573	86,085	12.0%	21.2%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	(72)	(40)	1,133	889	(104.5)%	(103.5)%
Net income attributable to shareholders	174,665	96,497	78,440	85,196	13.3%	23.0%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 3Q07 and 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 4 : QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

Annex	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08	Sep-08
(Ch$ millions)	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Loans
Consumer loans	1,911,570	1,931,833	1,988,434	2,082,579	2,158,563	2,205,135	2,241,163
Residential mortgage loans	2,947,857	3,068,067	3,202,566	3,345,493	3,454,383	3,637,108	3,853,088
Commercial loans	6,193,586	6,098,230	6,454,812	6,830,385	6,822,116	7,374,565	7,696,877
Total loans	11,053,013	11,098,130	11,645,812	12,258,457	12,435,062	13,216,808	13,791,128
Allowance for loan losses	(200,011)	(211,112)	(221,070)	(232,766)	(243,982)	(256,183)	(269,167)
Total loans, net of allowances	10,853,002	10,887,018	11,424,742	12,025,691	12,191,080	12,960,625	13,521,961

Loans by segment
Individuals	5,214,822	5,376,224	5,576,602	5,846,856	6,051,080	6,397,456	6,654,210
SMEs	1,864,258	1,905,480	2,013,521	2,126,067	2,200,282	2,314,975	2,418,645
Institutional lending	192,168	191,410	198,446	210,357	218,446	231,156	216,212
Total retail lending	7,271,248	7,473,114	7,788,569	8,183,281	8,469,808	8,943,587	9,289,066
Middle-Market & Real estate	2,348,975	2,302,678	2,355,899	2,470,934	2,516,708	2,703,058	2,831,381
Corporate	1,376,704	1,275,726	1,452,592	1,628,192	1,500,669	1,573,148	1,648,671

Customer funds
Demand deposits	2,491,571	2,591,979	2,598,156	2,868,769	2,773,548	3,195,906	3,132,432
Time deposits	7,281,003	7,343,085	7,273,079	7,887,897	8,407,623	8,390,418	8,408,557
Total deposits	9,772,574	9,935,064	9,871,235	10,756,666	11,181,171	11,586,324	11,540,989
Mutual funds (Off balance sheet)	2,283,807	2,577,630	2,867,438	2,634,461	2,670,163	3,033,103	2,533,228
Total customer funds	12,056,381	12,512,694	12,738,673	13,391,127	13,851,334	14,619,427	14,074,217

Average balances
Avg. interest earning assets	11,590,544	11,931,595	12,343,716	12,840,100	13,547,248	14,252,583	14,365,245
Avg. loans	10,965,469	11,121,879	11,345,844	11,908,379	12,285,523	12,817,994	13,037,608
Avg. assets	14,159,366	14,749,993	15,384,017	16,368,066	17,590,786	15,303,413	14,365,245
Avg. demand deposits	2,495,549	2,601,858	2,558,412	2,659,506	2,807,769	3,020,504	3,041,640
Avg equity	1,287,034	1,246,390	1,305,862	1,420,607	1,397,778	1,353,730	1,351,109
Avg. free funds	3,808,756	3,820,031	3,946,319	4,306,811	4,171,730	4,546,486	4,245,790

Capitalization
Risk weighted assets	11,741,425	11,851,230	12,364,773	13,087,642	13,593,098	14,066,367	15,170,215
Tier I	1,244,996	1,075,377	1,110,290	1,129,395	1,398,183	1,350,580	1,477,245
Tier II	470,099	467,469	440,432	473,037	415,905	461,436	514,005
Regulatory capital	1,715,095	1,542,846	1,550,722	1,602,432	1,814,088	1,812,016	1,991,250
BIS ratio	14.6%	13.0%	12.5%	12.2%	13.3%	12.9%	13.1%

Profitability & Efficiency
Net interest margin	4.9%	5.8%	6.4%	6.2%	5.6%	6.2%	7.1%
Efficiency ratio	37.1%	38.2%	37.9%	41.9%	39.0%	38.8%	35.9%
Avg. Free funds / interest earning assets	32.9%	32.0%	32.0%	33.5%	30.8%	31.9%	29.6%
Return on avg. equity	22.4%	25.8%	26.1%	19.9%	21.6%	23.2%	28.6%
Return on avg. assets	2.0%	2.2%	2.2%	1.7%	1.7%	2.1%	2.7%

Asset quality
Past due loans	97,937	105,668	112,130	116,654	135,354	147,874	148,709
PDL / total loans	0.89%	0.95%	0.96%	0.95%	1.09%	1.12%	1.08%
Coverage ratio	204.2%	199.8%	197.2%	199.5%	180.3%	173.2%	181.0%
Expected loss (Loan loss allowances / Loans)	1.81%	1.90%	1.90%	1.90%	1.96%	1.94%	1.95%
Cost of credit (prov. expense / loans)	2.15%	1.62%	1.62%	1.79%	1.96%	2.13%	2.09%

Network
Branches	422	428	436	464	466	468	472
ATMs	1,635	1,744	1,808	2,004	1,989	2,016	1,997
Employees	8,691	8,913	9,057	9,174	9,177	9,230	9,331

Market information (period-end)
Net income per share (Ch$)	0.38	0.43	0.45	0.38	0.40	0.42	0.51
Net income per ADR (US$)	0.74	0.84	0.92	0.79	0.95	0.83	0.96
Stock price	25.9	25.2	24.8	24.5	21.9	21.4	21.9
ADR price	49.9	49.5	50.6	51.0	52.3	43.0	42.8
Market capitalization (US$mn)	9,045	8,985	9,172	9,248	9,479	7,801	7,761
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate**	0.20%	1.00%	2.98%	2.31%	1.02%	2.17%	3.63%
Avg. overnight interbank rate (nominal)	5.09%	5.08%	5.45%	5.81%	6.22%	6.39%	7.58%
Avg. 10 year Central Bank yield (real)	2.69%	2.90%	3.08%	2.97%	2.84%	3.06%	3.39%
Avg. 10 year Central Bank yield (nominal)	5.48%	5.94%	6.38%	6.31%	6.46%	6.98%	7.74%
Observed Exchange rate (Ch$/US$) (period-end)	539.4	527.5	511.7	495.8	439.1	520.1	552.5

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 5 : QUARTERLY EVOLUTION OF BALANCE SHEET

Unaudited Balance Sheets	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08	Sep-08
	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)

Assets
Cash and balances from Central Bank	864,270	861,227	717,875	1,108,444	647,473	1,280,337	854,097
Funds to be cleared	364,106	361,098	339,009	316,240	626,731	487,591	513,843
Financial assets held for trading	821,657	764,369	879,302	1,100,292	715,729	893,938	891,070
Investment collateral under agreements to repurchase	46,691	31,112	39,192	34,000	4,655	11,697	8,805
Derivatives	377,628	419,417	585,000	780,775	1,427,176	1,233,562	1,296,402
Interbank loans	168,554	350,393	182,051	45,960	116,991	150,406	76,015
Loans, net of loan loss allowances	10,853,002	10,887,018	11,424,742	12,025,691	12,191,080	12,960,626	13,521,962
Available-for-sale financial assets	360,745	673,992	807,492	779,634	1,457,900	1,080,216	1,316,741
Held-to-maturity investments	-	-	-	-	-	-	-
Investments in other companies	7,026	5,707	5,847	6,736	6,181	6,865	7,186
Intangible assets	42,479	49,856	52,883	56,187	58,071	61,458	69,534
Fixed assets	223,906	228,351	237,602	245,619	247,348	248,906	253,918
Current tax assets	1,115	878	1,451	2,253	4,229	17,824	12,275
Deferred tax assets	40,024	46,808	59,325	54,062	57,386	62,721	101,876
Other assets	319,806	416,592	428,116	476,613	656,982	593,297	668,294
Total Assets	14,491,009	15,096,818	15,759,887	17,032,506	18,217,932	19,089,444	19,592,018

Average interest earning assets	11,590,544	11,931,595	12,343,716	12,840,100	13,547,248	14,252,583	14,365,245
Average loans	10,965,469	11,121,879	11,345,844	11,908,379	12,285,523	12,817,994	13,037,608

Liabilities and Equity
Total non-interest bearing deposits	2,491,571	2,591,979	2,598,156	2,868,769	2,773,548	3,195,906	3,132,432
Funds to be cleared	239,256	202,897	194,630	135,219	381,921	297,611	308,345
Investments sold under agreements to repurchase	374,022	261,046	392,388	310,388	92,583	295,494	741,043
Time deposits and savings accounts	7,281,003	7,343,085	7,273,079	7,887,897	8,407,623	8,390,418	8,408,557
Derivatives	375,290	365,167	568,580	778,217	1,540,408	1,081,784	1,122,579
Deposits from credit institutions	620,535	1,168,506	1,192,736	1,099,443	1,013,573	1,505,176	1,495,606
Marketable debt securities	1,573,763	1,708,506	1,891,697	2,166,110	2,196,889	2,405,006	2,372,389
Other obligations	70,047	52,409	118,870	147,867	86,697	138,185	101,998
Current tax liabilities	7,836	21,834	28,666	16,217	3,247	797	423
Deferred tax liability	478	476	4,271	3,677	14,321	23,549	56,892
Provisions	41,356	38,359	41,278	44,015	151,109	88,971	132,216
Other liabilities	81,202	96,616	88,061	116,599	136,745	293,351	219,034
Total Liabilities	13,156,359	13,850,880	14,392,412	15,574,418	16,798,664	17,716,248	18,091,514

Equity
Capital	761,853	761,853	761,853	818,535	818,535	818,535	818,535
Reserves	46,915	65,096	99,437	47,330	58,797	89,057	133,429
Unrealized gain (loss) Available-for-sale financial assets	- 2,272	- 4,445	- 3,872	- 9,475	- 21,155	- 45,900	- 31,204
Retained Earnings:
Retained earnings previous periods	438,501	252,872	252,873	273,004	581,651	381,030	381,030
Net income	72,189	152,675	237,872	308,647	75,643	154,083	250,580
Provision for mandatory dividend	-	-	-	-	- 115,288	- 46,225	- 75,174
Minority Interest	17,464	17,887	19,312	20,047	21,085	22,616	23,308
Total Equity	1,334,650	1,245,938	1,367,475	1,458,088	1,419,268	1,373,196	1,500,504
Total Liabilities and Equity	14,491,009	15,096,818	15,759,887	17,032,506	18,217,932	19,089,444	19,592,018

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 3Q07 and 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 6 : QUARTERLY EVOLUTION OF INCOME STATEMENT

Unaudited Income Statement	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Interest revenue	278,271	363,074	477,765	465,875	397,943	498,564	624,221
Interest expense	(136,348)	(188,867)	(279,874)	(267,457)	(209,029)	(277,113)	(371,000)
Net interest revenue	141,923	174,207	197,891	198,418	188,914	221,451	253,221
Fee income	57,097	59,440	62,606	65,887	65,657	68,727	69,529
Fee expense	(10,257)	(10,563)	(11,068)	(13,126)	(12,072)	(12,781)	(13,390)
Net fee income	46,840	48,877	51,538	52,761	53,585	55,946	56,139
Net gains from mark-to-market and trading	46,297	33,339	(4,342)	(51,309)	(88,693)	163,192	96,512
Exchange differences, net	161	(11,995)	28,099	59,963	101,980	(141,173)	(62,579)
Total market related income	46,458	21,344	23,757	8,654	13,287	22,019	33,933
Other operating income	1,370	4,641	4,719	5,851	9,452	4,850	(1,094)
Total operating income	236,591	249,069	277,905	265,684	265,238	304,266	342,199
Personnel expenses	(37,518)	(42,742)	(45,686)	(49,572)	(44,339)	(51,800)	(53,889)
Administrative expenses	(34,921)	(37,275)	(40,566)	(38,403)	(38,699)	(41,969)	(42,238)
Depreciation and amortization	(9,394)	(10,013)	(11,000)	(11,600)	(11,475)	(13,078)	(14,038)
Other operating expenses	(6,005)	(5,046)	(7,967)	(11,716)	(8,894)	(11,265)	(12,802)
Total operating expenses	(87,838)	(95,076)	(105,219)	(111,291)	(103,407)	(118,112)	(122,967)
Provision expense	(59,440)	(44,900)	(47,197)	(54,768)	(60,930)	(70,374)	(72,128)
Net operating income	89,313	109,093	125,489	99,625	100,901	115,780	147,104
Income attributable to investments in other companies	134	(728)	(635)	(92)	(263)	1,180	139
Price level restatement	(2,149)	(13,633)	(23,902)	(16,641)	(8,874)	(22,546)	(31,157)
Net income before taxes	87,298	94,732	100,952	82,892	91,764	94,414	116,086
Income tax	(14,569)	(13,964)	(14,867)	(11,771)	(15,242)	(14,841)	(19,629)
Net income from ordinary activities	72,729	80,768	86,085	71,121	76,522	79,573	96,457
Net income discontinued operations	0	0	0	0	0	0	0
Net income attributable to:
Minority interest	540	281	889	344	879	1,133	(40)
Net income attributable to shareholders	72,189	80,487	85,196	70,777	75,643	78,440	96,497

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 3Q07 and 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO

	Al 30 de septiembre de
	2008	2007
	$	$
	(Millones)	(Millones)
ACTIVOS
Efectivo y depositos en bancos	854.098	784.709
Operaciones con liquidación en curso	513.843	370.571
Instrumentos para negociación	891.070	961.165
Contratos de retrocompra y préstamos de valores	8.805	42.841
Contratos de derivados financieros	1.296.402	639.463
Adeudado por bancos	76.015	199.000
Créditos y cuentas por cobrar a clientes	13.521.962	12.488.386
Instrumentos de inversión disponibles para la venta	1.316.741	882.670
Instrumentos de inversión hasta el vencimiento	0	0
Inversiones en sociedades	7.186	6.391
Intangibles	69.534	57.806
Activo fijo	253.918	259.723
Impuestos corrientes	12.275	1.586
Impuestos diferidos	101.876	64.848
Otros activos	668.293	467.973
TOTAL ACTIVOS	19.592.018	17.227.132
PASIVOS
Depositos y otras obligaciones a la vista	3.132.432	2.840.044
Operaciones con liquidación en curso	308.345	212.750
Contratos de retrocompra y préstamos de valores	741.043	428.919
Depositos y otras captaciones a plazo	8.408.557	7.950.203
Contratos de derivados financieros	1.122.579	621.515
Obligaciones con bancos	1.495.606	1.303.780
Instrumentos de deuda emitidos	2.372.389	2.067.814
Otras obligaciones financieras	101.998	129.937
Impuestos corrientes	423	31.335
Impuestos diferidos	56.892	4.669
Provisiones	132.216	45.121
Otros pasivos	219.034	96.258
TOTAL PASIVOS	18.091.514	15.732.345

PATRIMONIO
Atribuible a tenedores patrimoniales del banco:
Capital	818.535	832.782
Reservas	133.429	108.695
Cuentas de valoración	(31.204)	(4.233)
Utilidades retenidas:	556.436	536.433
Utilidades retenidas de ejercicios anteriores	381.030	276.415
Utilidad (pérdida) del ejercicio	250.580	260.018
Menos: Provision para dividendos mínimos	(75.174)	0
	1.477.196	1.473.677

Interés minoritario	23.308	21.110
TOTAL PATRIMONIO	1.500.504	1.494.787

TOTAL PASIVOS Y PATRIMONIO	19.592.018	17.227.132

ESTADO CONSOLIDADO DE RESULTADOS
Por el período comprendido entre el 1 de enero y el 30 de septiembre de

	2008	2007
	$	$
	(Millones)	(Millones)
Ingresos por intereses y reajustes	1.520.729	1.223.299
Gastos por intereses y reajustes	(857.143)	(661.424)
Ingreso neto por intereses y reajustes	663.586	561.875
Ingresos por comisiones	203.913	195.820
Gastos por comisiones	(38.244)	(34.857)
Ingreso neto de comisiones	165.669	160.963
Utilidad neta operaciones financieras	171.011	82.303
Utilidad (pérdida) de cambio neta	(101.771)	17.779
Otros ingresos operacionales	13.203	11.732
Total Ingresos operacionales	911.698	834.652
Provisiones por riesgo de crédito	(203.431)	(165.645)
INGRESO OPERACIONAL NETO	708.267	669.007
Remuneraciones y gastos del personal	(150.028)	(137.672)
Gastos de administración	(122.905)	(123.260)
Depreciaciones y amortizaciones	(38.590)	(33.238)
Deterioro	0	0
Otros gastos operacionales	(32.961)	(20.787)
TOTAL GASTOS OPERACIONALES	(344.484)	(314,957)
RESULTADO OPERACIONAL	363.783	354.050
Resultado por inversiones en sociedades	1.057	(1.343)
Correctión monetaria	(62.576)	(43.378)
Resultado antes de impuesto a la renta	302.264	309.329
Impuesto a la renta	(49.712)	(47.440)
UTILIDAD (PÉRDIDA) CONSOLIDADA DEL EJERCICIO.	252.552	261.889
Atribuible a:
Tenedores patrimoniales del Banco	250.580	260.018
Interés Minoritario	1.972	1.871
Utilidad por acción atribuible a tenedores
patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	1.330	1.380
Utilidad diluida	1.330	1.380

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR
Director de Intervención y Control	Gerente General
Interno Corporativo

INFORMACIÓN PROPORCIONADA:
Los estados financieros intermedios consolidados trimestrales, referidos al Balance General, Estado de Resultados, Estados de Resultados Integrales, Estado de Cambios Patrimoniales y Estado de Flujos de Efectivo, se encuentran a disposición de los interesados en el sitio www.santander.cl, pudiendo consultarse además en las oficinas del Banco.

EESS septiembre 2008.indd 1	27/10/08 16:56:52